April 24, 2014

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:

H. Roger Schwall

RE:

Saratoga Resources, Inc. (the “Company”)

Amendment No. 1 to Registration Statement on Form S-4

Filed February 11, 2014

File No. 333-193337

Dear Mr. Schwall:

Saratoga Resources, Inc. (the “Company”) has the following responses to the comments of the staff of the Securities and Exchange Commission (the “SEC”) contained in your letter of February 27, 2014. The Company’s responses are numbered to correspond to the numbers used to designate the staff’s comments in your comment letter and are reflected in Amendment No. 2 to the above referenced Registration Statement on Form S-4 filed simultaneous herewith.

Amendment No. 1 to Registration Statement on Form S-4

Executive Compensation, page 80

Comment

1.

Please revise your filing to provide the disclosure required by Item 402 of Regulation S-K for your fiscal year ended December 31, 2013

Company Response

The disclosure required by Item 402 of Regulation S-K has been updated to include 2013 compensation.

3 Riverway, Suite 1810	●	Houston, Texas 77056	●	Tel 713-458-1560	●	Fax 713-458-1561	●	www.saratogaresources.com

Mr. Roger Schwall

U.S. Securities and Exchange Commission

April 24, 2014

Oral Comments

In response to oral comments provided by Caroline Kim, please also note the following:

•

all financial and other disclosure has been updated to reflect financial statements and other disclosure at, and for the year ended, December 31, 2013 and all material developments following December 31, 2013; and

•

a conformed signature is included on the audit report.

Acknowledgements

The Company hereby acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please address any comments or questions to the undersigned at the address set forth above.

Sincerely,

/s/ Randal B. McDonald

Randal B. McDonald

Controller